EXHIBIT 3
                                                                       ---------

FOR IMMEDIATE RELEASE                                              17 March 2005

                                WPP GROUP ("WPP")

              Millward Brown New Zealand merges with Colmar Brunton

Millward Brown New Zealand has agreed to merge with Colmar Brunton, New Zealand's leading independent market research agency. Millward Brown New Zealand is part of Millward Brown, the leading global market research network, which is wholly-owned by WPP.

The merged company, which will continue to operate as Colmar Brunton and will be a member of the Millward Brown network, will be based in Colmar Brunton's Auckland office, with an office in Wellington. The merged company will employ around 80 full time people, with around 500 part-time and casual staff. Clients of the merged company will include AMI, Cadbury Schweppes, BP, Griffins, Danone, Telstra Clear, ANZ Bank, Sky City, New Zealand Inland Revenue and DB Breweries.

Colmar Brunton's unaudited revenues for the year ended 31 December 2004 were US$12.7 million, with net assets of US$1.3 million as at that date. Millward Brown New Zealand's revenues as at 31 December 2004 were US$2.4 million, with net assets of US$0.9 million at that date.

This investment continues WPP's strategy of developing its services in more measurable areas for its clients - such as information, insight and consultancy -and in strengthening its networks in important markets and sectors.

For further information, please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com
www.millwardbrown.com